Exhibit 99.1
Corporate Disclosure
[English Translation]
March 9, 2006
Reference material for
Annual General Meeting of Shareholders
To: Financial Supervisory Commission, Korea Securities Dealers Association and Korea Securities Depositary
Pursuant to Article 191-10 of the Securities Exchange Act of Korea, Article 84-17 of the Directives thereof and Article 73 of the Rules & Regulations for New Rights Issue & Disclosure, hanarotelecom, Inc. (the “Company”, “hanarotelecom” or “hanaro”) is submitting this shareholder reference material for the annual general meeting of shareholders.
Submission Date: March 9, 2006

Representative Director	:	KWON, SOON YUB

Head Office	:	Asia One Building, 17-7 Yeouido-dong, Youngdeungpo-gu

Seoul, Korea 150-874

(Tel.) 82-2-6266-5500

I. Major Activities of Outside Directors and Issues concerning Compensation
1. Major Activities of Outside Directors
A. Attendance rate and voting results of the Board of Directors

Name of Outside Directors
No.	Date	Agendum	NAM,	HONG,	PARK,	KIM,	Wilfried	David	Paul Chen	PARK,	CHO,	Varun Bery
			YOUNG	SOON	SUNG	SUN	Kaffenber	Yeung	(Attendan	BYUNG	MIN	(Attendanc
			WOO	HO	KYOU	WOO	ger	(Attendan	ce Rate:	MOO	LAE	e Rate:
			(Attendan	(Attendan	(Attendan	(Attendan	(Attendan	ce Rate:	64%)	(Attendan	(Attendan	73%)
			ce Rate:	ce Rate:	ce Rate:	ce Rate:	ce Rate:	45%)		ce Rate:	ce Rate:
			100%)	67%)	73%)	100%)	73%)			91%)	67%)

81	1/12/2005	1. Approval of Global Bond Issue	O	Nonatten dance	O	O	Nonatten dance	O	O	O	O	O

82	2/3	1. Approval of signing the Acquisition and Investment Agreement of Korea Thrunet Co., Ltd.	O	O	O	O	Nonatten dance	Nonatten dance	O	O	-	O

		2. Approval of acquiring new shares of Korea Thrunet Co. Ltd.	O	O	O	O	Nonatten dance	Nonatten dance	O	O	-	O

		3. Approval of acquiring corporate bonds of Korea Thrunet Co., Ltd.	O	O	O	O	Nonatten dance	Nonatten dance	O	O	-	O

		4. Approval of Financial Statements for Year 2004	O	O	O	O	Nonatten dance	Nonatten dance	O	O	Nonatten dance	O

		5. Approval of Business Reports for Year 2004	O	O	O	O	Nonatten dance	Nonatten dance	O	O	Nonatten dance	O

		6. Approval of Internal Transaction Total Amount for Year 2005	O	O	O	O	Nonatten dance	Nonatten dance	O	O	Nonatten dance	O

		7. Amendment of Internal Accounting Management Regulations	O	O	O	O	Nonatten dance	Nonatten dance	O	O	Nonatten dance	O

83	2/25	1. Convening of the 8th Annual General Meeting of Shareholders	x	O	O	O	O	O	Nonatten dance	O	O	O

		2. Approval of the Total Compensation Limit for Officers	O	O	O	O	O	O	Nonatten dance	O	O	O

84	3/30	1. Approval of Refinancing existing borrowings	Non	Non	O	O	O	Nonatten dance	Nonatten dance	O	Non	O

		2. Approval of Revoking Stock Option Rights	Non	Non	O	O	O	Nonatten dance	Nonatten dance	O	Non	O

		3. Amendment of Operating Regulations of the Board of Directors	Non	Non	O	O	O	Nonatten dance	Nonatten dance	O	Non	O

1. Approval of execution of the senior secured credit facility agreement (Maximum KRW 720 B), the “Loan Agreement”, and the borrowing pursuant thereto
85	4/18		Non	Non	O	O	O	Nonatten dance	Nonatten dance	O	Non	Nonatten dance

		2. Approval of proceeding with Onse Telecom Corporation broadband business acquisition	Non	Non	O	O	O	Nonatten dance	Nonatten dance	O	Non	Nonatten dance

86	4/25	1. Resolutions regarding Thrunet Acquisition	Non	Non	O	O	O	Nonatten dance	O	O	Non	Nonatten dance

		2. Resolutions regarding Payment of the Wibro License Fee	Non	Non	x	x	x	Nonatten dance	x	x	Non	Nonatten dance

87	8/19	1. Appointment of the Representative Director	Non	Non	Nonatten dance	O	O	O	O	O	Non	Nonatten dance

		2. Convening of an Extraordinary General Meeting of Shareholders	Non	Non	Nonatten dance	O	O	O	O	O	Non	Nonatten dance

88	9/ 14	1. Approval of the Merger with Korea Thrunet Co., Ltd.	Non	Non	Nonatten dance	O	O	O	O	O	Non	O

		2. Appointment of the Acting Chairman for the EGM	Non	Non	Nonatten dance	O	O	O	O	O	Non	O

		3. Amendment of the Enforcement of the Code of Ethics	Non	Non	Nonatten dance	O	O	O	O	O	Non	O

89	10/21	1. Appointment of the Representative Director	Non	Non	x	O	O	Nonatten dance	O	O	Non	O

90	11/7	1. Approval of the Small-Scale Merger with Korea Thrunet Co., Ltd.	Non	Non	x	O	O	Nonatten dance	Nonatten dance	Nonatten dance	Non	O

91	11/ 17	1. Establishment of a Committee under the BOD	Non	Non	Nonatten dance	O	Nonatten dance	O	O	O	Non	O

		2. Change of Place of the Principal Office	Non	Non	Nonatten dance	O	Nonatten dance	O	O	O	Non	O

(o: Agree, x: Do not agree, Non : not a member of the Board of Directors at the time of the meeting, and - : others)

Note1)	Agenda 1 ~ 3 of the 82nd BOD Meeting were approved on the condition that the limits of hanarotelecom’s liabilities under the termination clauses of the Agreement be clarified.

Note2)	Director CHO, MIN LAE left after Agenda 1 to 3 were presented at the 82nd BOD Meeting.

Note3)	Director NAM, YOUNG WOO objected at the 83rd BOD meeting to Agendum 1. Amendment of the Articles of Incorporation for 8th Annual General Meeting of Shareholders.

Note4)	All participating directors unanimously objected to Agendum 2 at the 86th BOD meeting.

Note5)	Director David Yang was appointed as Representative Director(Standing Director) at the 87th BOD meeting.

Note6)	Director KWON, SOON YUB was appointed as Representative Director(Standing Director) at the 89th BOD meeting.
•	Summary of Major Opinions:

82nd BOD Meeting
•	As proposed by Director Paul Chen, the Agendum, ‘Approval of signing the Acquisition and Investment Agreement of Korea Thrunet Co., Ltd.’ was approved on the condition that the limits of hanarotelecom’s liabilities under the termination clauses of the Agreement be clarified.
83rd BOD Meeting
•	Regarding Agendum 3 ‘Amendment of the Articles of Incorporation’ for 8th Annual General Meeting of Shareholders, director NAM, YOUNG WOO objected, citing a reason that there is no need to limit qualification of directors given the responsibility of a director.

•	Director PARK, BYUNG MOO proposed that limit on qualification of director should be eased by deleting ‘the former standing officers or employee who served at such companies within the last 3 years.’

•	With respect to the proposed modification of director PARK, BYUNG MOO, the Chairman, YOON, CHANG BUN proposed to revise ‘a standing officer or employees of any other company belonging to the same business group’ into ‘an officer or employee of any other company belonging to the same business group’.
86th BOD Meeting
•	Regarding payment of the Wibro license fee, director Wilfried Kaffenberger objected, stating that it would be better to focus on Thrunet rather than Wibro, given the limited resources of the Company.

•	Directors PARK, BYUNG MOO and Paul Chen objected as well, agreeing with director Wilfried Kaffenberger.

•	Director PARK, SUNG KYOU stated that considering the feasibility of Wibro, he was opposed to the Wibro business, but that he was not sure whether the Company could participate in any businesses derived from the Wibro business if the Company did not participate in the business.

•	Director KIM, SUN WOO said that he agreed with director Wilfried Kaffenberger if the Company made a strategic decision not to pursue Wibro because of uncertainties over its prospects and could participate in other wireless businesses.

•	Chairman YOON, CHANG BUN stated that the Company would concentrate on wired businesses while seeking the possibility of becoming an MVNO for wireless businesses.
87th BOD Meeting
•	Director David Yeung was appointed as Representative Director after the resignation of former Representative Director YOON, CHANG BUN.
88th BOD Meeting
•	Chairman David Yeung and director KIM, SUN WOO asked questions about the calculation method and adequacy of merger ratio and acquisition price, and the accounting and law firms gave detailed explanations.

•	Director Paul Chen asked about the exercise of stock option rights.

•	Direct PARK, BYUNG MOO inquired about the proportion of minority shareholders of Thrunet.

•	Director Wilfried Kaffenberger asked questions about the legal process of the merger.
89th BOD Meeting
•	Director PARK, SUNG KYOU agreed to the appointment of director KWON, SOON YUB as Representative Director but objected to the appointment of him as Representative Director & Senior Executive Vice President instead of Representative Director & President, citing leadership-related problems.

•	Director KIM, SUN WOO stated that Representative Director should lead the unity of all officers and employees of the Company as President in order to overcome challenges such as a stagnant telecommunications market and a fall in the number of subscribers, but that he did not object because the new Representative Director accepted the position of Senior Executive Vice President.
90th BOD Meeting
•	Director PARK, SUNG KYOU objected to Agendum 1, citing that to maximize synergy effects of the merger, consideration should be given to the most important person, and that in this regard, the merger should be discussed only after the Company has in place a management system where the President can lead the management and the Company.
91st BOD Meeting
•	With respect to Agendum 1, director KIM, SUN WOO stated that Paragraph (3), Article 4 of the Regulations on Special Management Committee (authority and duty of the Committee) should be revised since it goes against the executive authority of the Representative Director.

•	In response to the opinion of director KIM, SUN WOO, director PARK, BYUNG MOO proposed a revision as an alternative, stipulating ‘Resolutions of the Committee shall be executed by the Representative Director but may be executed, if necessary, by the person delegated by the Representative Director after consulting with the Committee.’
B. The activities of the outside directors in any committees
1) Audit Committee
     - Members of Audit Committee

Name	Position	Remarks
PARK, SUNG KYOU	Outside Director	Chairman
KIM, SUN WOO	Outside Director	—
PARK, BYUNG MOO	Outside Director	—
     - Major Activities of Audit Committee

No.	Date	Agenda		Approved/
	(MM/DD/YYYY)			Rejected

<Report>
		■	Report on the results of audit on Corporate Sales Headquarters
		■	Report on the results of special audit conducted on distributors
		■	Report on investigation results into the leak of internal documents
		■	Report on investigation into the bribery involving suppliers of CID handsets/promotional items
		■	Report on the ways to raise the officers and employees’ ethics awareness and measures to improve transaction practices with suppliers	All approved
24	03/10/2005	<Agenda>		as proposed
		■	Item 1: Deliberation and settlement of the results of regular audits conducted on Gyungbuk/ Metropolitan South branch offices (proposal)
		■	Item 2: Deliberation and settlement of the Accounting Audit Report for 2004 (proposal)
		■	Item 3: Deliberation and settlement of the evaluation of internal accounting management system for the 2nd half of 2004 (proposal)
		■	Item 4: Approval of the appointment of outside auditors (proposal)
		■	Item 5: Deliberation and settlement of outsourced service contracts with outside auditors

<Report>
25	05/12/2005	■	Results of follow-up measures for the regular audits on Gyungbuk/ Metropolitan South branch offices for the 4th quarter of 2004	—
<Agenda>
		■	Item 1: Results of regular audit conducted on HanaroDream Inc. for the 1st quarter of 2005	Approved

No.	Date	Agenda		Approved/
	(MM/DD/YYYY)			Rejected

<Report>
		■	Results of follow-up measures for the regular audit on HanaroDream Inc. for the 1st quarter of 2005
		■	Report on the results of special audit conducted on consignment service providers for 2005
		■	Report on the results of special audit conducted on Korea Thrunet Co., Ltd. for 2005
26	09/06/2005	■	The progress of special audit on marketing division and Hanaro T&I, Inc. for the 3rd quarter of 2005	—
		■	The need to amend the Audit Committee/Audit Committee Regulations
		■	Results of investigations into troubles with IDC thermohygrostat
		■	Results of investigations into officers’ RO application

<Report>
		■	Results of follow-up measures for the special audit on consignment service providers for 2005
27	10/12/2005	■	Results of follow-up measures for troubles with IDC thermohygrostat	—
		■	Results of follow-up measures for officers’ RO application

<Report>
		■	Amendment of Audit Committee Regulations
		■	Current status of head-ends purchased
		■	Current status of insuring of the Company	—
<Agenda>
		■	Item 1: Deliberation and settlement of Special Audit Plan for the Marketing Sector (Proposal)
28	11/07/2005	■	Item 2: Deliberation and settlement of Special Audit Plan for Hanaro Realty Development & Management Co., Ltd. (proposal)	All approved as proposed
		■	Item 3: Deliberation and settlement of evaluation on the operation of internal accounting management system for the 1st half of the year 2005 (proposal)
		■	Item 4: Reviewing and approval of Special Audit Plan on allocation expenses execution and improvement
		■	Item 5: Deliberation and settlement of 2006 Regular/Special Audit Plan (Proposal)
2) Outside Director Candidate Nominating Committee
     - Members of Outside Director Candidate Nominating Committee

Name	Position	Remarks
KIM, SUN WOO	Outside Director	Chairman
PARK, BYUNG MOO	Outside Director	—
David Yeung	Non-standing Director	—
     - Major Activities of Outside Director Candidate Nominating Committee
      : N/A as of the end of December 2005

3) Compensation Committee
     - Members of Compensation Committee
      ●     President’s Compensation Committee

Name	Position	Remarks
PARK, BYUNG MOO	Outside Director	Chairman
David Yeung	Non-standing Director	—
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Non-standing Director	—
      ●     Officers’ Compensation Committee

Name	Position	Remarks
David Yeung	Non-standing Director	Chairman
PARK, BYUNG MOO	Outside Director	—
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Non-standing Director	—
     - Major Activities of Compensation Committee

No.	Date	Contents		Approved /
	(MM /DD/YY)			Rejected

The 5th Officers’ Compensation Committee	2/25/2005	■ ■	Item 1. Compensation plan for the officers (proposal) Item 2. Plan for granting stock option rights to the officers (proposal)	All approved as proposed

The 6th Officers’ Compensation Committee	8/25/2005	■ ■	Item 1. Determination of the retention bonus program for the interim management (proposal) Item 2. Incentive bonus plan for the interim management (proposal)	All approved as proposed
		■	Item 3. Reviewing of the existing agreements after 2005

The 7th Officers’ Compensation Committee	8/26/2005	■ ■	Item 1. Job duty of Afshin Mohebbi (special consultant) (proposal) Item 2. Compensation plan for Afshin Mohebbi (special consultant) (proposal)	All approved as proposed

2. Compensation for Outside Directors and Others
(Unit: KRW)

	No. of		Amount approved	Average payment per
	persons	Total amount paid	at a shareholders'	person
			meeting

Director	3	1,796,000,000		598,666,666
Outside Director	2	—	2,000,000,000	—
Member of Audit Committee	3	84,000,000		28,000,000

Note 1)	The above stated ‘Total amount paid’ and ‘Average payment per person’ include the provision for severance and retirement benefits calculated based on the performance for the year 2005. The amount paid to the retired officers was included in the ‘Total amount paid’ but excluded in calculating the ‘Average payment per person.’ ‘Amount approved at a shareholders’ meeting’ is the ceiling amount of compensation for directors for 2005.

II. Transactions with Major Shareholders and Affiliates
1. Significant single transactions in 2005
(Unit: KRW billion)

Type of Transaction	Party	Transaction Period	Amount	Ratio

Consignment of customer services, etc.	Hanaro T&I, Inc. (Affiliate)	1/1/2005 — 12/31/2005	35.2	2.44%
Consignment of customer management, etc.	HanaroDream, Inc. (Affiliate)	1/1/2005 — 12/31/2005	32.8	2.28%
Consignment of building maintenance, etc.	Hanaro Realty Development & Management Co., Ltd. (Affiliate)	1/1/2005 — 12/31/2005	20.7	1.44%
     Note 1) The ratios are calculated based on transaction amount to revenues as of 2005.
2. Significant transactions on a cumulative basis in 2005 : N/A

III. Business Information
1. Introduction
A. Current status of the industry
(1)	Characteristics of the industry

The telecommunications industry is witnessing a substitution of fixed line by the wireless, convergence of wireline and wireless services and a dramatic increase in the demand for wired and wireless data communication. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly resulted from a downward price adjustment amid fierce competition and encroachment of the fixed-line market by mobile phone services. As opposed to the fixed line, broadband Internet access services market had experienced rapid growth by early 2003. However, as the market reached its maturity, the growth has slowed down, and 100 Mbps services including optical LAN are now driving growth of the broadband market.
•	The characteristics of and changes in the Korea’s telecommunications industry can be summarized as follows:

- Internet and mobile phone services are leading the changes in the telecommunications industry.
•	Due to increasing Internet use, demand for data traffic has grown significantly.

•	The full-fledged era of personal mobile communications came with the stabilization of the mobile phone market after the dramatic growth.
- Convergence of communications and broadcasting services
•	Voice-oriented communications networks are upgraded into advanced networks enabling real-time transmission of multimedia video imagery.

•	The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided simultaneously over the same networks.
- Convergence of fixed line and wireless communications
•	Integrated services of wireline and wireless communications can be provided based on new technologies such as Wibro and HSDPA.
- Cost reduction and development of new technology
•	Due to continued competition, efforts to develop new technologies and services are stepped up.

•	Changes in demand and the rapid growth of data communications market lead to a drastic price cut.

(2)	Growth potential of the industry

The communications industry grew sharply until the early 2000s on the back of a rapid increase in mobile and broadband subscribers. However, with the subscriber growth reaching saturation, market growth has slowed down, affecting revenues. Statistics on revenues and subscribers of the telecommunications industry are as follows:
•	Telecom Industry Revenues
(Unit: KRW million)

	2005	2004	2003	2002	2001
Facility-based Service	25,949,781	30,176,025	28,644,060	28,858,400	26,541,800
Special Category Service	930,498	1,026,452	1,330,583	1,179,500	961,100
Value-added Services	4,409,434	4,648,212	4,358,596	3,763,900	3,023,400
Broadcasting	7,163,079	7,069,292	8,507,210	9,174,600	5,802,500
Total	38,452,792	42,919,981	42,840,449	42,976,400	36,328,800
Note 1) Source: The Federation of Korean Information Industries

•	Revenues of Facility-based Service
(Unit: KRW million)

Description	2005	2004	2003	2002	2001
Fixed Line	11,711,034	13,484,132	13,289,072	13,630,358	12,834,741
Wireless	14,238,747	16,691,893	15,354,988	15,228,067	13,707,092
Total	25,949,781	30,176,025	28,644,060	28,858,425	26,541,833
Note 1) Source: The Federation of Korean Information Industries

•	Telecommunications Subscribers
(Unit: persons)

Description	2005	2004	2003	2002	2001
Broadband Internet	12,190,711	11,921,439	11,178,499	10,405,486	7,805,515
Local Telephony	22,920,151	22,870,615	22,877,019	23,490,130	22,724,668
Mobile	38,342,423	36,586,052	33,591,758	32,342,493	29,045,596
Total	73,453,285	71,378,106	67,647,276	66,238,109	59,575,779
Note 1) Source: Ministry of Information and Communication
(3)	Special features of changes in economic conditions

The broadband Internet and local telephony markets have little been affected by changes in the general economic conditions and have been stabilized after reaching a maturity stage. These markets are hardly influenced by business cycles because broadband Internet and local telephony have become necessities of everyday life.

(4)	Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Oligopoly	KT, Dacom	License from the MIC (Telecommunications Business Law)	Quality, Price, Advertisement
High Speed Data Access Service	Oligopoly	KT, Powercomm & others	License to the MIC (Telecommunications Business Law)	Quality, Speed, Price
(5)	Special features in resource procurement

Unlike the past, domestic companies now produce most of the telecommunications equipment. In terms of human resources, an increasing number of telecommunications experts are available for the development of the telecommunications industry.

(6)	Relevant laws and regulations

The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.	Current Status of the Company

(1)	Business outlook and portfolio

(A)	Business Outlook
•	Overview

In the year 2005, the Korean economy was faced with difficulties such as soaring oil prices, rising international prices of raw materials, a continued weak dollar, lackluster domestic consumption and sluggish corporate investment. Despite these difficulties, growing consumer confidence and the recovery of export in some sectors such as automobile, semi-conductors and mobile handsets helped the economy record a growth rate of about 4%.

As for the information and communication sector, with the industry suffering the saturation of broadband Internet market, CATV SOs are rushing into the Internet business. Meanwhile, competition has heated up excessively in the telephony sector due to stagnant growth of the wired and wireless voice markets and introduction of number portability. In addition, changes in the government’s policy towards deregulation and innovation and structural changes in the telecommunications and broadcasting market caused by development of digital technology enabled telecommunication companies to enter the media market hanarotelecom is providing services in a total of 83 cities and 52 counties as of late December 2005. It has a total of 4.29 million customers, including 2.77 million broadband subscribers and 1.52 million voice subscriber lines. In 2005, hanarotelecom posted a 0.6% growth year on year to record 1 trillion 444.4 billion won in revenues. EBITDA and operating profits reached 506.0 billion won and 53.2 billion won, respectively. The most notable achievement of the year was laying the groundwork for sustained growth in the broadband market by securing 3.6 million subscribers through a successful merger with Thrunet.

•	Expansion of Network

In order to develop the Company into an integrated telecommunication business equipped with the capacity to provide broadband multimedia services, hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of 2005, the total length of fiber optic cable is 25,311km (including leased network) in 83 cities, which enabled provision of Internet services to 12.57 million households and voice service to 11.85 million households excluding those in the overlapped areas. By types of last-mile, our FTTx network covers approximately 4.7 million households while our HFC network covers 8.6 million.

•	Business Performance

- Broadband Internet

Saturation of the broadband market and intensifying competition among non-incumbent Internet service providers resulted in a minor growth rate of the market in 2005. However, hanarotelecom ranked first in a customer service satisfaction survey conducted by the Korea Standards Association for the third consecutive year. The result was attributed to hanarotelecom’s continuous efforts to improve quality and customer services.
Furthermore, by acquiring Thrunet, the company expanded its subscriber base from 2.8 million to 3.6 million and consolidated its presence in the market. The company also prepared to provide digital convergence services such as home network and IP TV with network update and business infrastructure sophistication.

- Voice

In 2005, hanarotelecom began to offer telephony service to 10 new areas including Pyeongteak, making the total number of service areas reach 37, and pursued to expand its subscriber base with the digital telephony service, focusing on detached houses. In particular, the company launched products with attractive rates such as the product ‘3050’, created synergy between broadband, local telephony and long distance telephony sectors and built up its business capability.

- Network service

Despite unfavorable business environment caused by intensifying competition, hanarotelecom was able to obtain a license to provide public information and telecommunication services and laid the groundwork for playing a leading role in the IP telephony market.
hanarotelecom has also improved its customer classification system and operation strategy by expanding indirect distribution channels.

•	Financing

The Company raised approximately KRW 9.7 billion of vendor financing in January 2005 and issued senior unsecured notes overseas in February 2005 to finance USD 500 million. Meanwhile, the company paid off all of the syndicated loans (USD 258.6 million, KRW 102.3 billion) earlier than scheduled and repaid KRW 66.7 billion of Information Promotion Fund loan, KRW 40 billion of real estate collateral loan, KRW 136 billion of corporate debenture and KRW 41.2 billion of vendor financing. Under a new syndicated loan agreement signed on April 21, 2005, the Company newly raised USD 201.8 million, or KRW 79.8 billion.

•	Business Plan for 2006

- Expansion of subscriber base

To strengthen competitiveness, hanarotelecom would update the network, offer differentiated values to customers and turn the competitive structure of its markets more favorable to its businesses by solidifying the ties with its business partners. For the continuous expansion of subscriber base, the company would reinforce its target marketing to attract more broadband subscribers and pursue the telephony business as a major growth engine.

- Rationalization of cost structure

hanarotelecom would significantly reduce expenses by turning itself into a law-cost but highly efficient organization and rationalize its cost structure by efficiently managing investment costs and dramatically improving profitability through enterprise resource planning.

- Successful integration of Thrunet

To realize synergy effects from the Thrunet acquisition as early as possible, hanarotelecom would complete network integration with Thrunet by the first half of 2006 and successfully finish integrating distribution channels of Thrunet.

- Strengthening of customer service

With consistent network update, hanarotelecom would greatly improve speed and stability of its services to consolidate its competitive edge over competitors in service quality. The company would also make further efforts for customer satisfaction. As part of such efforts, the company would offer better services to existing customers with attractive follow-up services and benefits.

- Establishment of a new corporate culture

hanarotelecom would improve its corporate culture in a way to promote proactive thinking, rapid decision-making and smooth working process, and create a performance-based culture by implementing a performance-based incentive system and flexibly allocating human resources.

(B)	Classification of business areas for public disclosure

•	Methods and Purpose of Classifying Business Lines

Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of hanarotelecom, our business is categorized into high-speed Internet access, telephony and other businesses.

High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

Telephony business includes telephony services to residential and corporate clients, and interconnection services between carriers.

Other business includes leased line, VoIP and Internet Data Center.

•	Service Description by Business Area

Business	Services	Remark
Broadband Internet Access	VDSL, ADSL, Cable Modem, Wireless	Broadband Internet access, Broadband Internet access + telephony
Telephony	Telephony, Value-added services	Local call, domestic long-distance/ international call, Interconnection among carriers
Others	Leased line VoIP Network Services	Leased line, Internet-dedicated Network and equipment services to VoIP service providers
	IDC	Server hosting and others
(2)	Market Share

- Broadband Internet Subscribers
(Unit : Subscribers)

Service Provider	As of the end of
	2005	2004	2003
hanarotelecom	3,609,838	2,748,934	2,725,563
KT	6,241,789	6,077,694	5,589,058
Thrunet	—	1,287,916	1,293,364
Others	2,339,084	1,806,895	1,570,514
Total	12,190,711	11,921,439	11,178,499

Note 1)	Source: Ministry of Information and Communication

Note 2)	836,625 subscribers of Thrunet as of the end of 2005 are included in the subscribers of hanarotelecom.

Note 3)	‘Others’ includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.
- Broadband Internet Market Share
(Unit : %)

Service Provider	As of the end of
	2005	2004	2003
hanarotelecom	29.6	23.1	24.4
KT	51.2	51.0	50.0
Thrunet	—	10.8	11.6
Others	19.2	15.1	14.0

Note 1)	Source: Ministry of Information and Communication

Note 2)	The market share of Thrunet (6.9%) as of the end of 2005 is included in that of hanarotelecom.

Note 3)	‘Others’ includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

- Local Telephony Lines
(Unit : Subscriber Lines)

	As of the end of
	2005	2004	2003
hanarotelecom	1,521,117	1,413,273	1,001,381
KT	21,353,086	21,457,342	21,875,638
Dacom	45,948	—	—
Total	22,920,151	22,870,615	22,877,019

Note)	Source: Ministry of Information and Communication
- Local Telephony Market Share
(Unit : %)

Service Provider	As of the end of
	2005	2004	2003
hanarotelecom	6.6	6.2	4.4
KT	93.2	93.8	95.6
Dacom	0.2	—	—

Note)	Source: Ministry of Information and Communication
(3)	Characteristics of the market

As the second largest local exchange carrier, hanarotelecom should resort to strategic and selective business operations in order to expand its subscriber base.

On April 1, 1999, we commenced our commercial services in four metropolitan cities—Seoul, Pusan, Inchon and Ulsan. Densely populated metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of the end of December 2005, our service became available in 83 cities across the country.

As for the voice business, hanarotelecom is offering integrated services of local, long-distance and international calls that were launched on July 1, 2004 by taking advantage of nationwide implementation of FNP starting from August 1, 2004, and expanding the subscriber base by securing more customers of VoIP that is based on IP networks.

After the acquisition of Thrunet, hanarotelecom plans to strengthen VoIP sales activities targeting broadband subscribers of Thrunet.
•	Characteristics of customers and factors for change in demand

The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation due to the rapid increase in Internet use.

The demand for the local telephony service is slightly influenced by the market conditions. The telecommunications market has achieved a rapid quantitative growth. In terms of qualitative growth, convergence of broadcasting and communications services and integration of wired and wireless communications are progressing amid growing demand for related contents.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to virtuous cycles.

•	Domestic consumption and export of services

Characteristically, hanarotelecom’s services are not for export and are entirely for domestic consumption.
(4)	Description of new business and its outlook
•	Decision not to proceed with the WiBro business

In accordance with the BOD resolution adopted on November 26, 2004, hanarotelecom incorporated submitted the WiBro business plan on November 29, 2004, and was selected as a WiBro service provider on January 31, 2005. Since then, the Company had conducted an in-depth analysis for 3 months to actively cope with rapidly-changing technologies and environments in the Korean telecommunications market. The result of the analysis led to a decision not to proceed with the WiBro business. The decision was made at the 86th BOD meeting on April 25, 2005. The Company decided that its top priority is to improve profitability and strengthen competitiveness by focusing all its resources and capabilities on the existing core businesses such as broadband and voice.

•	Decision to pursue the TV-Portal business

In accordance with the BOD resolution adopted on January 31, 2006, hanarotelecom incorporated signed a Memorandum of Understanding on February 6, 2006 and a formal agreement on March 6, 2006 to acquire 65% of shares (780,000 shares, KRW 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology, in order to grow into a comprehensive media company. The Company plans to launch a commercial service of TV-based content-on-demand from the second half of 2006 and expects to provide value-added services through its existing networks and improve customer retention. The Company also plans to merge CelrunTV into an affiliate and invest an additional KRW 13 billion when CelrunTV carries out a capital increase.

(5)	Organizational Structure
2006 Organization Chart (Plan) Customers [8HQ, 16Unit/8Branch Office, 86Team] Sales Distribution Channels / Call Centers IT Infra IDC Business IT System IDC IT Strategy Corporate Business Info Technology Unit Corporate Service Support Quality Assurance Channel Marketing Corporate Business Unit Network Operation Billing Wholesales Network Control CRM Tel. Carrier & Public Sales Network Operations Unit Marketing Strategy Corporate Sales Unit Voice & Corp. Network Honam Branch MarketPlanning Unit Group Sales Broadband Network Kyungbuk Branch Service Planning Finance Sales Backbone Network Chungcheong Branch New Product Devt. TF Int’l CC / Tel. Information Network Technology Unit Hanaro Dream Pusan Branch SMB 3 Technology Research Hanaro T&I Telephony Sunam Branch SMB 2 Technology Evaluation Sales Retention Strategic Agents International TF Provsioning Subuk Branch SMB 1 Technology Strategy SO / RO Customer Service Kangbuk Branch Broadband Path Finder Technology Planning Acquisition Channel Planning Kangnam Branch Product Planning Unit Corp. Sales & Channel Mgmt. Technology Plan Unit Sales Channel Corporate Sales Ops HQ Management Marketing HQ Technology HQ Business HQ HQ Biz Controller General Accounting COO Ops Support Unit SAP Enhancement CG Support Legal Services New Biz Corporate FP&A Treasury ER/LR Developmen Relations t Strategic Government General Affairs IR Procurement Biz HR Unit PR Planning Relations Corporate Finance Procurement T&D GR Unit Communications Unit Mgmt Unit Mgmt Unit SCM Unit HR Strategic Planning Finance HQ HR HQ CEO Internal Audit Audit Committee

2. Information on the Annual General Meeting of Shareholders by Agendum
A. Approval of financial statements for 2005
(1) Financial statements of hanarotelecom incorporated
•	Business overview for 2005
Please refer to B. Current Status of the Company of 1. Introduction in Part III.
•	Balance sheets
Balance Sheets
As of December 31, 2005
As of December 31, 2004
(Unit: KRW million)

	KRW million
	2005	2004
Total assets	2,980,101	3,172,433
Current assets	343,770	611,134
Non-current assets	2,636,331	2,561,300
Total liabilities	1,412,514	1,424,221
Current liabilities	595,691	737,081
Long-term liabilities	816,823	687,140
Total shareholders’ equity	1,567,587	1,748,213
Capital stock	2,310,676	2,310,676
Capital surplus	344,642	344,642
Accumulated deficit	(-)1,100,103	(-)891,264
Capital adjustments	12,372	(-)15,841
Total liabilities and shareholders’ equity	2,980,101	3,172,434

•	Statements of operations
Statements of operations
From January 1 to December 31, 2005
From January 1 to December 31, 2004
(Unit: KRW million)

	KRW million
	2005	2004
Operating revenue	1,444,411	1,436,485
Operating expenses	1,391,183	1,322,464
Operating income	53,228	114,021
Non-operating income	92,456	61,903
Non-operating expenses	348,377	165,432
Ordinary income (loss)	(-)202,692	10,493
Extraordinary profit	—	—
Extraordinary loss	6,148	—
Income (loss) before income tax	(-)208,840	10,493
Income tax expense	—	—
Net income (loss)	(-)208,840	10,493
•	Statements of disposition of deficit (proposed)
Statements of disposition of deficit
From January 1 to December 31, 2005
From January 1 to December 31, 2004
(Unit: KRW million)

	KRW million
	2005	2004
Accumulated deficit before disposition	1,100,103	891,264
Disposition of deficit	—	—
Undisposed deficit to be carried forward to subsequent year	1,100,103	891,264
•	Information on dividend for the past two years : N/A

(2) Financial statements of Korea Thrunet Co., Ltd.
•	Business overview for 2005
- Business environment
The broadband internet market of Korea showed an explosive growth, attracting 4 million subscribers in 2000, the original year of broadband internet, and opening an era of 10 million subscribers in 2002. However, as the market reached the saturation stage with 12 million subscribers at the end of 2005, its growth potential has been drastically reduced. On top of that, new comers such as CATV SOs and Powercomm entered the broadband market, competing with the three major companies — KT, hanarotelecom and Thrunet — to attract subscribers. However, Thrunet was merged with hanarotelecom as of January 1, 2006.
- Business performance
Thrunet launched the CATV network-based broadband Internet business for the first time in Korea in July 1998. Due to its failure to pay interest costs arising from massive investment in the earlier stage, however, the company experienced deterioration in financial structure, and thus difficulties in doing business from March 2003 when a decision to commence corporate reorganization proceedings was made and June 2005 when a decision to terminate corporate reorganization proceedings was made.
In the year 2005, Thrunet made efforts to i) cut excessive expenses by reducing promotional activities to improve its financial structure, ii) restore confidence of customers and partners after returning to normal through company reorganization, and iii) apply subscriber deactivation policy to the delinquent subscribers. In result, though the number of subscribers and revenues were down 35% and 15% qoq to reach 836,625 and 298.4 billion won, respectively, the company was able to decrease its total amount of liabilities from 460 billion won to 193.1 billion won during this year.
Thrunet offers broadband Internet services, mainly using HFC cable TV networks which are divided into the network leased from Powercomm and the network leased from SOs. As of the end of December 2005, the number of households covered by these networks is 8.5 million.
•	Operational performance
- Revenues
Revenues were down 15% to reach 298.4 billion won mainly because of reduction in the number of delinquent subscribers and the loss of subscribers to cheaper services provided by local CATV SOs.
(Unit: KRW million)

	2005 (Composition)	2004 (Composition)
Broadband Internet Service	298,411 (100%)	349,772 (100%)
- Operating expenses
Operating expenses decreased 9% qoq to reach 315.3 billion won. This result is attributed to a reduction in depreciation cost by 11.2 billion won and decreased line lease rates and sales commissions that are directly related to sales revenues.

- Subscribers

(Unit: person)
	2005	2004

Broadband Internet Service	836,625	1,287,916
•	Balance sheets
Balance Sheets
As of December 31, 2005
As of December 31, 2004

(Unit: KRW million)
	KRW million
	2005	2004

Total assets	269,441	414,716
Current assets	102,292	149,348
Non-current assets	167,150	265,368
Total liabilities	193,088	496,017
Current liabilities	47,735	94,525
Long-term liabilities	145,354	401,492
Total shareholders’ equity	76,353	81,301
Capital stock	257,836	19,507
Capital surplus	397,146	388,578
Accumulated deficit	(-)595,325	(-)489,472
Capital adjustments	697	86
Total liabilities and shareholders’ equity	269,441	414,716
•	Statements of operations
Statements of operations
From January 1 to December 31, 2005
From January 1 to December 31, 2004

(Unit: KRW million)
	KRW million
	2005	2004

Operating revenue	298,411	349,772
Operating expenses	315,305	346,927

Operating income	(-)16,894	2,845
Non-operating income	22,146	30,724
Non-operating expenses	82,235	107,642
Ordinary income (loss)	(-)76,983	(-)74,073
Extraordinary profit	2,809	188,846
Extraordinary loss	15,679	35,443
Income (loss) before income tax	(-)89,853	79,330
Income tax expense	—	—
Net income (loss)	(-)89,853	79,330
•	Statements of disposition of deficit (proposed)
Statements of disposition of deficit
From January 1 to December 31, 2005
From January 1 to December 31, 2004

(Unit: KRW million)
	KRW million
	2005	2004

Accumulated deficit before disposition	579,325	489,472
Disposition of deficit	—	—
Undisposed deficit to be carried forward to subsequent year	579,325	489,472
•	Information on dividend for the past two years : N/A
B. Amendment of the Articles of Incorporation
•	Amendment of the Articles of Incorporation to exclude provisions on cumulative voting or amendment of the Articles of Incorporation excluding provisions on cumulative voting : N/A

•	Other amendment of the Articles of Incorporation

Current	To be amended	Reference

Article 2. Objectives	Article 2. Objectives

(1) (Omitted)	(1) (same as current article)
(2) In order to accomplish such objectives as set forth in the foregoing Paragraph (1), the Company shall;	(2) In order to accomplish such objectives as set forth in the foregoing Paragraph (1), the Company shall;

Current	To be amended	Reference

1. Provide broadband internet access services;	1. Provide broadband internet access services and other services related to the Internet
2.~6. (Omitted)	2.~6. (same as current article)
7. Initiate the future communication industries, new media business and the related there under;	7. Initiate the future communication industries, new media businesses including the broadcasting business and other broadcasting-related businesses;
8.~12. (Omitted)	8.~12. (same as current article)

Article 4. Public Notices	Article 4. Public Notices

Public notices of the Company shall be made by publishing them in “The Korean Daily” (or its successor in case of merger or change of name), a daily newspaper published in Seoul, Korea.	Public notices of the Company shall be made by publishing them in “The Seoul Shinmun” (or its successor in case of merger or change of name. hereinafter, the same), a daily newspaper published in Seoul, Korea.

Article 8. Class of Shares and Denomination of Share Certificates	Article 8. Class of Shares and Denomination of Share Certificates	-Multiple classes of shares adopted.

The shares issued by the Company shall be registered common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s).
	The shares issued by the Company shall be registered common shares, registered preferred shares, registered convertible shares, and registered redeemable shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000) share(s).	-Relevant provisions added (preferred shares, convertible shares, and redeemable shares)

<Added>	Article 8-2 Number and Terms of Preferred Shares

	(1) Preferred shares to be issued by the Company shall be non-voting and the number of such shares to be issued shall be not more than the half of the total issued shares.	Within the range of the half of the total issued shares.

(2) The rate of preferential dividends per annum payable on preferred shares shall be within the range of not less than one(1)% of their par value as determined by the Board of Directors at the time of the issuance thereof.

(3) Preferred shares to be issued by the

Current	To be amended	Reference

Company shall be cumulative or noncumulative, and participating or nonparticipating as determined by the Board of Directors.

(4) If the Company does not pay dividends on common shares, it may not pay dividends on preferred shares either.

(5) In the event that a resolution to not pay dividends on preferred shares has been passed at a meeting of shareholders of the Company, shareholders holding preferred shares shall be granted voting rights from the opening date of the meeting of shareholders immediately following such meeting of shareholders until the closing date of the meeting of shareholders at which a resolution is passed in favor of the payment of dividends on preferred shares.

(6) In case the Company issues new shares by a rights issue or bonus issue, the new shares to be assigned to shareholders holding preferred shares shall be common shares in the case of rights issue, and shall be preferred shares of the same class in the case of a bonus issue.

	(7) The duration of preferred shares may be determined upon resolution of the Board of Directors of the Company at the time of issuance within the range of at least three (3) years up to a maximum of ten (10) years from the date of issuance thereof, and in such case the preferred shares shall be converted into common shares contemporaneously with expiration of such duration; provided, however, that, if the Company fails to pay the prescribed dividends on preferred shares during the said period, the aforementioned duration period shall be extended until such unpaid dividends have been paid in full. In this case, the provisions of Paragraph 5 of Article 9	Within the range of at least three (3) years up to a maximum of ten (10) years from the date of issuance as determined by the Company at its discretion (According to the recommendations of the Korean Listed Companies Association and market practice)

Current	To be amended	Reference

hereof shall apply mutatis mutandis with respect to payment of dividends on the shares issued as a result of conversion hereunder.

<Added>	Article 8-3. Number and Contents of Convertible Shares

(1) The Company may issue shares convertible to common shares or preferred shares as determined by the Board of Directors

(2) The issue price of new shares to be issued upon conversion of shares shall be the issue price of the convertible shares prior to conversion and the number of new shares to be issued upon conversion of shares shall be determined by the Board of Directors. However, the conversion ratio shall be adjusted in the case of a share split, share consolidation, or other lawful adjustments.

(3) The conversion period shall be determined by the Board of Directors and it shall not exceed ten (10) years.

(4) The provisions of Paragraph 5 of Article 9 hereof shall apply mutatis mutandis with respect to payment of dividends on the shares issued as a result of conversion hereunder.

<Added>	Article 8-4 Number and Contents of Redeemable Shares

(1) The Company may issue redeemable preferred shares which may be redeemed mandatorily, or may be redeemed with its profits at its own discretion, as determined by the Board of Directors.

(2) The redemption price of redeemable shares shall amount to the ‘issue price + additional price’, and the additional price shall be determined by the Board of Directors at the time of issuance of

Current	To be amended	Reference

redeemable shares taking into consideration interest rates, market conditions, and other matters related to the issuance of redeemable shares.

(3) The redemption period shall be determined by the Board of Directors within the range of at least one (1) month up to a maximum of ten (10) years. However, the redemption period for the redeemable shares that the Company shall redeem mandatorily shall be extended in any of the following cases, and in such case, the redemption period shall be extended to the date when such case no longer exists.

1. When payout of preferred dividends on redeemable shares has not been completed;
2. When the Company has not redeemed the shares within the due date owing to a insufficiency of profit

(4) The Company may redeem redeemable shares at once or in installments. If the Company is to redeem the shares in installments, the shares to be redeemed shall be chosen by lot or on a pro rata basis. Any fractional shares that stem from selection of the shares on a pro rata basis shall not be redeemed.

(5) When the Company will redeem the shares, it shall publicly announce its intention to do so, the shares to be redeemed, and the term of not less than one (1) month for submission of share certificates. The Company shall separately inform the shareholders and pledgees listed on the shareholders’ register of such information, and the Company shall compulsorily redeem the redeemable shares at the expiration of above period.

Current	To be amended	Reference

(6) The Company may issue convertible shares as specified in the provisions of Article 8-3 upon a resolution of the Board of Directors when issuing redeemable shares.

Article 9. Preemptive Rights	Article 9. Preemptive Rights

(1)~(2) (Omitted)	(1)~(2) (same as current article)
(3) Notwithstanding the provisions of the foregoing Paragraph (1) , the Company may, by resolution of the Board of Directors, allocate such new shares to any persons, including persons other than existing shareholders;
(3) (same as current article)

1.~7.(Omitted)	1.~7. (same as current article)
8. If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas.
8. If new shares are issued to domestic/overseas investors or the employees or officers of the Company up to an amount not exceeding 50% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas

Article 10. Limitation on Shareholdings
Any restriction or limitations on the shareholding ratios of the shareholders of the Company shall be as prescribed in the relevant provisions of laws and regulations related to telecommunications.
	<Deleted>	Deleted as the provision overlapped with the one in the relevant laws including the Telecommunications Business Act.

Article 14. Issuance of Convertible Bonds	Article 14. Issuance of Convertible Bonds

(1) The Company may issue convertible bonds to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds does not exceed Five Hundred Billion (500,000,000,000) Won:
(1) (same as current article)

Current	To be amended	Reference

1.~2.(Omitted)	1.~2. (same as current article)
3. when the Company issues convertible bonds to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company’s management and technology;	3. when the Company issues convertible bonds to domestic/overseas investors in connection with the Company’s management and technology;
4.~6.(Omitted)	4.~6. (same as current article)

Article 15. Issuance of Bonds with Warrants	Article 15. Issuance of Bonds with Warrants

(1) The Company may issue bonds with warrants to persons, including persons other than its shareholders by a resolution of its Board of Directors to the extent that the aggregate face value of the bonds with warrants shall not exceed Five Hundred Billion (500,000,000,000) Won:
(1) (same as current article)
1.~2.(Omitted)	1.~2. (same as current article)
3. when the Company issues bonds with warrants to domestic/overseas companies which are in strategic/operations cooperation in connection with the Company’s management and technology;	3. when the Company issues bonds with warrants to domestic/overseas investors in connection with the Company’s management and technology;
4~6.(Omitted)	4.~6. (same as current article)

Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof	Article 19. Notice for Convening Shareholders Meetings and Public Notice Thereof

(1) (Omitted)	(1) (same as current article)
(2) In the case of shareholders holding shares not more than one-hundredth(1/100) of the total issued and outstanding shares of the Company, the notice requirement described in Paragraph (1), above, may be substituted with public notices published on no less than two occasions in each of two (2) daily newspapers published in Seoul, Korea such as “The Korea Daily” and “Maeil Economic Daily Newspaper”, no later than two (2) weeks prior to the scheduled date for meeting. Such
(2) In the case of shareholders holding shares not more than one-hundredth (1/100) of the total issued and outstanding shares of the Company, the notice requirement described in Paragraph (1), above, may be substituted with public notices published on no less than two occasions in each of two (2) daily newspapers published in Seoul, Korea such as “The Seoul Shinmun” and “Maeil Economic Daily Newspaper”, no later than two (2) weeks prior to the scheduled date for meeting. Such public notices shall contain the intention to convene a general

Current	To be amended	Reference

public notices shall contain the intention to convene the general meeting of shareholders and the agenda of such meeting.	meeting of shareholders and the agenda of such meeting.

Article 29. Directors

(1) The total number of directors of the Company shall be within fifteen (15) directors. The outside directors prescribed under Article 191-16 of the Securities And Exchange Act (“Outside Directors”), shall not be a majority of the total number of Directors.
Article 29. Directors (1) The total number of directors of the Company shall be within fifteen (15) directors.	The part of this provisions that overlapped with the one specified in the relevant laws has been deleted.

Revised for more flexible operation of the Board of Directors (increase in the number of standing directors)

(2) The only director who engages in the regular business of the Company (“Standing Director”) shall be the Representative Director. The Outside Directors shall be nominated by the Outside Director Candidate Nominating Committee. All the Directors (standing, non-standing and Outside Directors) shall be elected at the general meeting of shareholders.
	(2) Directors shall be elected at the general meeting of shareholders.	The provisions with regard to the Outside Director Candidate Nominating Committee have been deleted as they overlapped with the provisions specified in Paragraph 1 of Article 37-3 of the AOI.

(3)~(9) (Omitted)	(3)~(9) (same as current article)

(10) The Company may appoint Chairman, Vice-Chairman(s), President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s) among the Directors by a resolution of the Board of Directors.
(10) (same as current article)
(11)~(14) (Omitted)	(11)~(14) (same as current article)

Article 31. Responsibilities of Directors

(1) There shall be only one (1) Representative Direct to represent the Company. The Representative Director shall execute all resolutions adopted by the Board of Directors, and carry out the general management and operation of the Company.
Article 31. Responsibilities of Directors

	(1) There shall be one (1) or more Representative Directors to represent the Company. The Representative Director(s) shall represent the company individually or jointly depending on the resolution of the Board of Directors, execute resolutions adopted by the Board of Directors, and carry out the general management and	Revised to allow the appointment of multiple representative directors or joint representative directors

Current	To be amended	Reference

operation of the Company.

(2) If the Representative Director is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement representative director, as appointed by a majority of the Board of Directors, shall perform the responsibilities of the Representative Director but, if such absence or inability is only temporary, only until the Representative Director is able to perform his or her responsibilities. The Board of Directors may designate a director as the designated replacement representative director prior to such absence or inability of the Representative Director and, when he or she commences to perform the responsibilities of a Representative Directors, such director will become a Standing Director. In the event that the designated replacement representative director is also absent or unable to perform his or her responsibilities for any reason whatsoever, then the directors shall, in accordance with a resolution of the Board of Directors, perform the responsibilities of the Representative Director.
	(2) If the Representative Director is absent or unable to perform his or her responsibilities, the responsibilities of the Representative Director shall be performed in accordance with the order set forth Paragraph 10 of Article 29 hereof, unless otherwise resolved by Board of Directors.	With the appointment of multiple standing directors, the designated replacement representative director system has been abolished, and the Board of Directors shall appoint an acting Representative Director if the Representative Director is absent or unable to perform his or her responsibilities. When the Board of Directors does not appoint an acting Representative Director, the responsibilities of the Representative Director shall be performed in the following order ; Chairman, Vice-Chairman(s), President(s), Vice President(s), Senior Vice President(s), Executive Vice President(s)

(3) (Omitted)	(3) (same as current article)

Article 33. Convening of Board Meetings	Article 33. Convening of Board Meetings	Shortened from 1 week to 3 days

(1) (Omitted)	(1) (same as current article)

(2) The Representative Director shall provide notice of any Board of Directors meetings to each director at least one (1) week prior to the scheduled date of such meeting.	(2) The Representative Director shall provide notice of any Board of Directors meetings to each director at least three (3) days prior to the scheduled date of such meeting.

Current	To be amended	Reference

Article 35. Matters for which Board Resolutions are Required	Article 35. Matters for which Board Resolutions are Required	Refer to Paragraph 2 of Article 31(draft)

The following matters shall be subject to the resolution of the Board of Directors;	The following matters shall be subject to the resolution of the Board of Directors;

1.~6. (Omitted)	1. ~ 6. (same as current article)
7. Election or removal of the Representative Director and/or the designated replacement representative director;	7. Election or removal of the Representative Director(s)
8.~15.(Omitted)	8. ~ 15. (same as current article)

Article 37-2. Audit Committee	Article 37-2. Audit Committee

(1) The Company shall establish an Audit Committee in order to examine internal transactions, potential conflicts of interest and other relevant matters.	(1) The Company shall establish an Audit Committee in lieu of auditor in accordance with the provisions specified Article 35-2 hereof.	Committees under the Board of Directors(35-2)

(2) The Audit Committee shall be composed of at least three (3) Outside Directors based upon the resolution of the board of directors. However, persons who fall within each provision of Article 415-2(2) of the KCC cannot compose more than one-third (1/3) of the Audit Committee.
	(2) The Audit Committee shall be composed of at least three (3) Directors by the resolution of Board of Directors, and at least two-thirds(2/3) of the committee shall be outside directors. However, persons who fall within each item of paragraph2 of Article 415-2 of the Korean Commercial Act cannot compose more than one-third (1/3) of the Audit Committee.	In accordance with the current Korean Securities and Exchange Act, in preparation for the delisting and deregistration from NASDAQ.

(3) (Omitted)	(3) (same as current article)

(4) (Omitted)	(4) (same as current article)

Article 37-3. Outside Director Candidate Nominating Committee

(1) (Omitted)

(2) The Outside Director Candidate Nominating Committee shall be composed of three (3) Directors and Outside Directors shall constitute at least half of the total number of this committee. The term for each member of the Outside Director Candidate Nominating Committee shall be three
Article 37-3. Outside Director Candidate Nominating Committee

(1) (same as current article)

	(2) The Outside Director Candidate Nominating Committee shall be composed of at least three (3) Directors and Outside Directors shall constitute at least half of the total number of this committee. The term for each member of the Outside Director Candidate Nominating Committee shall be the same as the term of office for a Director	* Paragraph 13 of Article 29 of the AOI “The term of office for directors shall be three (3) years (The rest is omitted).”

Current	To be amended	Reference

(3) years. If a member of the Outside Director Candidate Nominating Committee is absent or unable to perform his or her responsibilities for any reason whatsoever, a designated replacement member, as appointed by a resolution of the Board of Directors, shall perform the responsibilities of such member. The Board of Directors may designate a director as the designated replacement member prior to such absence or inability of a member.
who is the member of the committee. The Board of Directors may appoint a designated replacement member who will perform the responsibility of the member of the Outside Director Candidate Nominating Committee in case of absence or inability to perform his or her responsibilities, prior to such absence or inability of a member.

(3) (Omitted)	(3) (same as current article)

ADDENDUM <March 24, 2006>

Article 1. Enforcement Date

This Articles of Incorporation shall enter into force on March 24, 2006.

C. Appointment of director
•	Name, date of birth, nominator, relations with the largest shareholder, etc.

Relations with the
Name	Date of birth	largest shareholder	Nominator	Remark

Byung-Moo Park	Jun. 23, 1961	-	Board of Directors	—

Peter Whang	May 20, 1967	Specially-related person	Board of Directors	Candidate for Audit Committee Member

Steven J. Schneider	Dec. 17, 1959	-	Outside Director Candidate Nominating Committee	Candidate for Outside Director and Audit Committee Member

Afshin Mohebbi	Mar. 18, 1963	-	Outside Director Candidate Nominating Committee	Candidate for Outside Director and Audit Committee Member

•	Profession, experience and transaction records with the Company in the recent 3 years

Transaction records
Name	Profession	Experience	with the Company in
the recent 3 years

Byung-Moo Park	Lawyer Professional manager	Dept. of Law, Seoul National University Representative Director, Plenus Entertainment Managing Director, Newbridge Capital	130,000 common shares (2006)

Peter Whang	Professional manager	MBA, University of Chicago Chairman’s Office of LG Group Representative Director, AIGGIC Korea LTD.

Steven J. Schneider	Professional manager	Grove City College Chairman & CEO, GE China President & CEO, GE Asia-Pacific Managing Director, Newbridge Capital

Afshin Mohebbi	Professional manager	MBA, University of California Irvine President & COO, Qwest Communications International Inc. Member of BOD, BearingPoint Inc.	USD 200,000 in consulting fees (2005)

D. Approval of the ceiling amount of compensation for directors for year 2006
•	Total amount or the ceiling on the number of directors and their compensation

	2006	2005

Number of directors (Number of outside directors)	8 (5)	11 (6)

Total amount or the cap on compensation	KRW 2 billion	KRW 2 billion
* The number of directors (number of outside directors) for 2006 is as of March 9, 2006, the date of the submission of this material.

E. Approval of granting the stock option rights
•	Need for granting the stock option rights : To secure and motivate competitive human resources for the Company’s future growth

•	Names of persons who will be granted stock option rights

	Relations	Number of shares
Grantee	with the	to be delivered		Title
	company	Type of shares	Number of shares

Janice Lee	Officer	Common Stock	600,000	Senior Executive Vice President, COO
Erci Choi	Officer	Common Stock	500,000	Senior Executive Vice President, Sales Channel
Jin-Ha Kim	Officer	Common Stock	500,000	Senior Executive Vice President, Technology
Soon-Man Hong	Officer	Common Stock	350,000	Executive Vice President, Marketing
Kyu-Shik Shin	Officer	Common Stock	350,000	Executive Vice President, Corporate Biz
Matt Ki Lee	Officer	Common Stock	350,000	Executive Vice President, Sales Operation
Chong-Hoon Park	Officer	Common Stock	350,000	Executive Vice President, External/Strategy
Young-Bo Chang	Officer	Common Stock	200,000	Senior Vice President, Finance Management
Geon-Jun Park	Officer	Common Stock	200,000	Senior Vice President, N/W Operation
Sang-Jin Jeun	Officer	Common Stock	200,000	Senior Vice President, Communication
Won-Hee Lee	Officer	Common Stock	150,000	Vice President, Marketing Planning
Kyung-Yu Min	Officer	Common Stock	150,000	Vice President, Product Planning
Seung-Seog Lee	Officer	Common Stock	150,000	Vice President, Tech Plan
Chan-Woong Park	Officer	Common Stock	150,000	Vice President, N/W Technology
Yeon-Ho Kim	Officer	Common Stock	150,000	Vice President, Info Technology
In-Gyu Lee	Officer	Common Stock	150,000	Vice President, Corp. Management
Chung-Sik Chae	Officer	Common Stock	150,000	Vice President, Ops Support
Total (17 Persons)			4,650,000

•	Method of granting, type and number of shares to be delivered upon exercise, exercise price and period and other conditions

Description

Method of granting	Method of granting shall be resolved by the company among issue of new shares, transfer of treasury stock or stock appreciation rights.

Type and number of stocks to be delivered	A total of 4,650,000 registered common shares

Exercise price & period	- Exercise price :

Market price calculated as specified in Article 84-9 of the Securities and Exchange Act Enforcement Decree [or par value in case that market value is below par value (KRW 5,000)]

* Market price : SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3

- Exercise period : From March 25, 2008 to March 24, 2013 (for 5 years after 2 years from the date of grant)

Other conditions	- The Representative Director shall be authorized to finalize and sign the stock agreements.

- Adjustment of exercise price :

In the case of capital reduction (share consolidation) as approved in the 9th Ordinary General Meeting of Shareholders to be held on March 24, 2006, exercise price shall be adjusted as follows

i) Exercise price after adjustment = Max (KRW 6,400, market price)

* The market price in case of share consolidation shall be determined by the Board of Directors on the date 3 months away from the effective date of capital reduction and be equal to [SUM (volume weighted average closing stock price as of 2 months / 1 month / 1 week prior to the date of grant)/3]

ii) Number of shares to be granted after adjustment = Number of shares granted before adjustment X (Number of shares after share consolidation / Number of shares before share consolidation)

(Adjustments other than the aforementioned regarding exercise price and others shall be at the discretion of the Board of Directors.)

•	Summary of status of remaining stock option rights that could be granted, and stock option rights that were granted, exercised or are effective for the past two years

- Status of remaining stock option rights that could be granted

Number of			Number of shares
outstanding	Scope of shares that	Type of shares that	that could be	Number of
shares in total	could be granted	could be granted	delivered	remaining shares

463,353,012	15% of outstanding shares	Registered Common Stock	69,502,951	17,936,481
Note1) After 13 officers voluntarily waived their stock option rights for 1,900,000 registered common shares as of February 27, 2006, and after 7 former and current officers voluntarily waived their stock option rights for 2,130,000 registered common shares as of March 8, 2006, the number of remaining shares became 17,936,481.

- Status of stock option rights that were granted, exercised or are effective for the past two years

		Number		Number of	Number of	Number of	Number of
	Granting	of	Type of	shares	shares	effective	remaining
Year	date	grantees	shares	delivered	exercised	shares	shares

2005	Mar. 30	-	Registered Common Stock	-	-	137,562	21,966,481
2005	Mar. 25	7	Registered Common Stock	610,000	-	-	22,104,043
2004	Dec. 16	1,451	Registered Common Stock	19,772,890	-	-	21,494,043
Total		1,458		20,382,890	-	137,562	21,966,481
F. Approval of capital reduction
•	Reason for capital reduction

To improve the Company’s financial structure by eliminating the accumulated deficit and lay the foundation for investor-friendly initiatives including dividend payouts, based on future operating results

•	Method of capital reduction

2 registered common shares will be consolidated into 1 registered common share, with the par value remaining at KRW 5,000.

•	Class and number of shares subject to capital reduction, ratio and record date of capital reduction

				Paid-in capital before	Paid-in capital after
				capital reduction	capital reduction
				(No. of total	(No. of total
Class	Number	Ratio	Record date	outstanding shares)	outstanding shares)

Registered common shares	231,676,506	50%	May 2, 2006	KRW 2,316,765,060,000 (463,353,012 shares)	KRW 1,158,382,530,000 (231,676,506 shares)
* Others
-	Handling of odd lots : Pay in cash for the odd lots resulting from share consolidation, based on the closing price of the first trading day of new shares

-	Submission of old share certificates and creditors’ filing of objections : From March 27, 2006 to May 2, 2006

-	Trading suspension : From April 28, 2006 to May 18, 2006

-	The schedule stated above may be subject to change in the process of consulting with relevant institutions and any adjustment of the schedule for capital reduction shall be at the discretion of the Representative Director.